Nasdaq Regulation



Eun Ah Choi
Vice President
Listing Qualifications

August 9, 2021

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on August 9, 2021 The Nasdaq Stock Market (the "Exchange") received from Conyers Park III Acquisition Corp. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one share of Class A common stock, $0.0001 par value, and one-third of one redeemable warrant

Class A common stock included as part of the units

Warrants included as part of the units, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,